VIA EDGAR	March 26, 2013

Mr. Duc Dang

Attorney-Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	BRE Select Hotels Corp
Registration Statement on Form S-4
Filed March 26, 2013
File No. 333-186090

Dear Mr. Dang:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BRE Select Hotels Corp (“BRE Select Hotels”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-4 referred to above, as amended by Amendment No. 1 and Amendment No. 2 thereto, so that it will become effective at 4:30 p.m., Eastern Time, on March 28, 2013 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, BRE Select Hotels hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BRE Select Hotels from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	BRE Select Hotels may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian M. Stadler of Simpson Thacher & Bartlett LLP (Tel. 212-455-3765) with any questions you may have regarding this request. In addition, please notify Mr. Stadler when this request for acceleration has been granted.

BRE SELECT HOTELS CORP

By:	/s/ Brian Kim
	Name:	Brian Kim
	Title:	Vice President, Secretary and Managing Director